EXHIBIT 99.1

Yamana Gold Reports Strong Fourth Quarter and Full Year 2021 Results With Record Cash Flows Driven by Standout Production

TORONTO, Feb. 17, 2022 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or the "Company”) is herein reporting its financial and operational results for the fourth quarter and full year 2021. Record quarterly gold equivalent ounces ("GEO")(2) production from Yamana mines(4) of 281,388 GEO(2) significantly exceeded the previously provided quarterly guidance of 270,000 GEO(2) with exceptional gold production contributing to the strong performance. Record annual GEO(2) production from Yamana mines(4) of 1,011,180 GEO(2) also exceeded guidance of 1,000,000 GEO(2). Combined with low fourth quarter costs, including total cost of sales, cash costs(1) and all-in sustaining costs ("AISC")(1) of $1,091, $642 and $962 per GEO(2) respectively, the standout operating results generated an all-time quarterly record of $238.2 million in cash flows from operating activities from Yamana mines(4) and strong free cash flow before dividends and debt repayments(1) of $119.6 million.

FOURTH QUARTER AND FULL YEAR HIGHLIGHTS

Financial Results - Record Cash Flows, Increase to Mine Operating Earnings

  Fourth quarter net earnings(3) of $109.7 million or $0.11 per share basic and diluted. Adjusted net earnings(1)(3) of $101.4 million or $0.11 per share basic and diluted.
  Mine operating earnings of $189.4 million, an increase of 23% quarter-over-quarter.
  Cash flows from operating activities reached an all-time quarterly record of $238.2 million from Yamana mines(4), increasing by 25% quarter-over-quarter. Cash flows from operating activities before net change in working capital increased 14% quarter-over-quarter to $230.8 million.
  Free cash flow before dividends and debt repayments(1) of $119.6 million, an increase of 47% quarter-over-quarter.
  Cash and cash equivalents totalled $525.0 million(8) and the Company has $750.0 million in available credit.
	Three months ended December 31
(In millions of United States Dollars)	2021	2020
Net Free Cash Flow (1)	$188.4	$118.9
Free Cash Flow before Dividends and Debt Repayments (1)	$119.6	$61.8

Operating Results - Standout Quarters from Canadian Malartic, Jacobina and El Peñón, Exceptional Quarter from Cerro Moro

  As guided, production was weighted at 53% for the second half of the year, with record fourth quarter production of 281,388 GEO(2) significantly exceeding the previously provided guidance of 270,000 GEO(2).
  Record annual GEO(2) production from Yamana mines(4) of 1,011,180 GEO(2) exceeded annual guidance of 1,000,000 GEO(2). The full-year GEO(2) record was comprised of 884,793 ounces of gold and 9,169,289 ounces of silver.
  Fourth quarter gold production of 240,718 ounces marks the highest all-time total production from Yamana mines(4), with the record-breaking production a result of the planned sequential quarter-over-quarter increases. Within the quarter, the planned sequential month-over-month increase in production resulted in December being a standout month. Of note, is the milestone on December 27, 2021 of the 6 millionth ounce poured at Canadian Malartic since the initial mill start-up in 2011.
  Silver production of 3,142,781 ounces was underpinned by both El Peñón and Cerro Moro which recorded their highest quarterly silver production totals of the year.
  El Peñón had its strongest production quarter of the year, with GEO(2) production of 67,901 exceeding plan and annual production of 226,330 GEO(2) exceeded guidance of 222,000 GEO(2)
  Cerro Moro produced 58,078 GEO(2) during the quarter with 156,484 GEO(2) produced for the full year, an increase of 18% year-over-year.
  Canadian Malartic had a strong fourth quarter producing 88,933 ounces of gold with annual production of 357,392 ounces, exceeding guidance of 350,000 ounces.
  Jacobina had an exceptional fourth quarter and delivered record quarterly gold production of 48,228 ounces, and record full year gold production of 186,206 ounces, exceeding guidance of 175,000 ounces.
  Fourth quarter total cost of sales, cash costs(1) and AISC(1) per GEO(2) of $1,091, $642, and $962 respectively, were the lowest quarterly costs of the year. For the year, total cost of sales, cash costs(1) and AISC(1) per GEO(2) of $1,132, $689 and $1,030 respectively, were all lower year-over-year.

Updated Mineral Reserves and Mineral Resources

  On February 8, 2022, the Company announced its year-end 2021 mineral reserve and mineral resource estimates supporting its guidance and longer-term outlook. The Company replaced gold mineral reserves at each of its wholly-owned operations and by 130% over mined depletion, highlighting the sustainability and longevity of its mines.
  As at December 31, 2021, the Company reports mineral reserves of 13.7 million ounces of gold, 111 million ounces of silver and 6.7 billion pounds of copper, relatively unchanged from the prior year.
  Largely consistent with the prior year, the Company reports measured and indicated mineral resources of 14.5 million ounces of gold, 51 million ounces of silver, and 1.4 billion pounds of copper exclusive of mineral reserves.
  The Company reports inferred mineral resources of 15.5 million ounces of gold, 63 million ounces of silver, and 2.13 billion pounds of copper. The large base of mineral resources provides the pipeline for future conversion to mineral reserves at existing operations and development projects and represents further growth opportunities at the Company’s generative exploration projects. Furthermore, a significant portion of these mineral resources could be converted to mineral reserves at higher metal price assumptions.
  For additional details, please refer to the February 8, 2022 press release entitled "Yamana Gold reports updated mineral reserves and mineral resources underpinning increasing mine lives across its portfolio".

Capital Returns

  On July 29, 2021, the Company announced a normal-course issuer bid (“NCIB”) to purchase up to 48,321,676 common shares of the Company, representing up to 5% of the Company’s then current issued and outstanding common shares, in open-market transactions through the facilities of the Toronto Stock Exchange, the New York Stock Exchange and alternative Canadian trading systems. The Company believes that from time to time the market price of its common shares does not represent their full value and growth prospects and views purchases of common shares as an attractive investment comparable to its investments in its portfolio of exploration and development stage assets. Since the commencement of the NCIB in July, the Company has repurchased, and subsequently cancelled, a total of 6,672,628 common shares for approximately C$35.6 million.

Health, Safety and Sustainable Development

  The Company's Total Recordable Injury Rate in 2021 was 0.73(6) for our wholly-owned operations and exploration projects. The change from the full year 2020 results primarily reflects an increase in low-energy incidents. The Company initiated campaigns across all operations focused on reducing the most common injuries that have occurred in 2021.
  As of February 11, 2022 more than 99%(7) of the Company's employees and contractors at its wholly-owned operations and exploration projects have received at least one dose of a COVID-19 vaccine and more than 94%(7) have received two doses. Approximately 55%(7) of workers have received a third dose booster shot.
  The Company successfully completed the second year of a three-year implementation of the Mining Association of Canada’s Towards Sustainable Mining program and the World Gold Council’s Responsible Gold Mining Principles. The results of self-assessments confirm that significant progress was achieved in 2021 and the Company is well positioned to achieve conformance by Year 3.
  The Company completed foundational work on its Climate Action Strategy and established greenhouse gas (“GHG”) abatement pathways for Scope 1 and 2 emissions. As a result, Yamana raised its climate action ambition from a 2ºC - aligned target in early 2021 to a 1.5ºC target, compared to pre-industrial levels. The annual rate of emissions reduction required to meet the 1.5ºC target in 2030 is estimated to be between 4% to 5% and is expected to require only a modest, incremental amount of investment. The Company is on track to produce approximately 85% of its GEO(2) using renewable energy by the end of 2022. Yamana will continue to assess opportunities to further improve GHG abatement efforts, including adoption of evolving technologies for its new mines.
  In December the MARA project was recognized at the Silver and Gold Summit in Buenos Aires for their public participation program and efforts to engage and introduce communities to mining.

OPERATING RESULTS SUMMARY

	For the three months ended December 31, 2021
	Gold Production	Silver Production	GEO(2) Production	Total cost of sales per GEO(2) Sold	Cash Cost(1) per GEO(2) Sold	AISC(1) per GEO(2) Sold
Canadian Malartic (50%)	88,933	—	88,933	$1,171	$676	$931
Jacobina	48,228	—	48,228	$763	$452	$643
Cerro Moro	30,028	2,165,785	58,078	$1,224	$726	$1,044
El Peñón	55,282	976,996	67,901	$929	$582	$761
Minera Florida	18,247	—	18,247	$1,535	$911	$1,313
Total	240,718	3,142,781	281,388	$1,091	$642	$962

	For the year ended December 31, 2021
	Gold Production	Silver Production	GEO(2) Production	Total cost of sales per GEO(2) Sold	Cash Cost(1) per GEO(2) Sold	AISC(1) per GEO(2) Sold
Canadian Malartic (50%)	357,392	—	357,392	$1,135	$647	$901
Jacobina	186,206	—	186,206	$863	$566	$738
Cerro Moro	79,988	5,582,197	156,484	$1,332	$848	$1,228
El Peñón	176,439	3,587,092	226,330	$1,054	$673	$932
Minera Florida	84,768	—	84,768	$1,434	$881	$1,224
Total	884,793	9,169,289	1,011,180	$1,132	$689	$1,030

	For the three months ended December 31, 2020
	Gold Production	Silver Production	GEO(2) Production	Total cost of sales per GEO(2) Sold	Cash Cost(1) per GEO(2) Sold	AISC(1) per GEO(2) Sold
Canadian Malartic (50%)	86,371	—	86,371	$1,126	$634	$898
Jacobina	44,165	—	44,165	$907	$590	$807
Cerro Moro	21,259	1,663,708	42,943	$1,343	$768	$1,139
El Peñón	43,512	922,954	55,529	$1,023	$696	$1,025
Minera Florida	26,352	—	26,352	$1,279	$760	$1,087
Total	221,659	2,586,662	255,361	$1,131	$675	$1,076

	For the year ended December 31, 2020
	Gold Production	Silver Production	GEO(2) Production	Total cost of sales per GEO(2) Sold	Cash Cost(1) per GEO(2) Sold	AISC(1) per GEO(2) Sold
Canadian Malartic (50%)(5)	284,317	—	284,317	$1,207	$702	$945
Jacobina	177,830	—	177,830	$844	$544	$746
Cerro Moro	66,995	5,448,561	132,415	$1,513	$868	$1,280
El Peñón	160,824	4,917,101	216,749	$980	$657	$922
Minera Florida	89,843	—	89,843	$1,366	$862	$1,152
Total	779,810	10,365,662	901,155	$1,151	$701	$1,080

OPERATIONS UPDATE

Canadian Malartic

Canadian Malartic had a strong fourth quarter in line with plan, producing 88,933 ounces. Canadian Malartic delivered annual production of 357,392 ounces of gold, exceeding the guidance of 350,000 ounces. Fourth quarter results benefited from higher grade and recoveries compared to the fourth quarter of 2020 from ore deeper in the Malartic pit. During 2021, the mine continued the transition from the Malartic pit to the Barnat pit, and the mine completed the final 7,000 meters of topographic drilling at Barnat during October, while overburden removal was completed earlier in the year as planned. As previously disclosed, the Company expects that the average strip ratio will normalize over the coming years as the mine transitions from the Malartic pit to the Barnat pit, and then decrease as the Barnat pit goes deeper. Further optimizations as part of the budgeting process this year, including a more controlled contribution from stockpiles, have resulted in improved cash flows in the near term, despite the previously guided and disclosed lower production and throughput in 2022, relative to 2021, as noted in the 2021 Technical Report.

Total cost of sales, cash costs(1) and AISC(1) per GEO(2) for the quarter were $1,171, $676 and $931, respectively, with costs for the full year all decreasing year-over-year.

Jacobina

Jacobina had an exceptional fourth quarter and delivered record quarterly gold production of 48,228 ounces, and record full-year gold production of 186,206 ounces, exceeding guidance of 175,000 ounces. The record production results were driven by tonnes mined, which also reached all-time highs, providing additional flexibility through the development of stockpiles supporting the higher throughput expected from the ongoing phased expansion. Underground mine development work is in line with the mine plan at 1,500 metres per month, gearing up for the higher production rate and to access new mining panels. Production in 2021 increased for the eighth consecutive year, a trend that is expected to continue in the coming years, as a result of the phased expansion strategy and the exploration programs aimed at generating significant value from the remarkable geological upside of the property.

Quarterly costs including total cost of sales, cash costs(1) and AISC(1) per GEO(2) of $763, $452 and $643 respectively, were all well below the annual cost guidance ranges, and were significantly lower year-over-year. The low cost performance was driven by higher production from the increased mill throughput. Full year total cost of sales, cash costs(1) and AISC(1) per GEO(2) were all within the guided ranges for 2021.

Cerro Moro

Cerro Moro had its strongest quarter of the year, producing 58,078 GEO(2) comprising 30,028 ounces of gold and 2,165,785 ounces of silver. Production continued to benefit from access to additional mining faces, which supported the increase in mill feed coming from higher-grade underground ore and stable throughput. Gold and silver recoveries improved significantly in the fourth quarter over the prior quarter, and while gold recovery remained relatively stable over the comparative quarter, silver recovery improved significantly.

The opening of more mining faces and resultant increase in mill feed coming from higher-grade underground ore continued in the fourth quarter with Zoe contributions becoming more prevalent, and this trend is expected to continue during 2022. During the fourth quarter, most of the ore delivered to the plant came from Escondida Far West, Zoe, Escondida Central and Escondida West. Over the past year, Cerro Moro has optimized the operation of the processing plant to increase daily throughput to approximately 1,100 tpd. With improvements to mine development and flexibility, the Company anticipates a more balanced quarterly production profile over the year.

Total cost of sales, cash costs(1) and AISC(1) per GEO(2) during the fourth quarter were $1,224, $726, and $1,044, respectively, all well below the annual cost guidance ranges for the mine and also lower year-over-year, as a result of the strong production results during the quarter. Full year total cost of sales, cash costs(1) and AISC(1) per GEO(2) were all lower year-over-year.

El Peñón

El Peñón had its strongest production quarter of the year, with GEO(2) production of 67,901 exceeding plan, including gold production of 55,282 ounces, and 976,996 ounces of silver. El Peñón's annual production of 226,330 GEO(2) exceeded guidance of 222,000 GEO(2). As planned, operations entered higher-grade zones at the La Paloma and Pampa Campamento mining sectors, which contributed to the higher production results in the fourth quarter. The first step to unlock the opportunity to leverage the existing processing capacity at the mine and increase production was to establish additional mining sectors. The development of La Paloma, Quebrada Colorada Sur and Pampa Campamento Deep was an important component of that strategy; accessing these new areas has now provided increased mining flexibility. With improved access now in place, and development rates able to support throughput, the Company expects more consistent quarter-over-quarter production in 2022 as compared to 2021.

Quarterly total cost of sales, cash costs(1) and AISC(1) per GEO(2) of $929, $582, and $761, respectively, were all well below annual cost guidance ranges and all decreased year-over-year, as a result of the planned higher development rates, that facilitated access to additional mining areas in the second half of the year. For the year, total cost of sales, cash costs(1) and AISC(1) per GEO(2) were $1,054, $673, and $932, respectively. With the ongoing focus on increasing mine development rates, El Peñón has increased the number of available underground production zones which are expected to support the current level of mine production and feed grades going forward. Mine development is currently occurring at a rate that exceeds 3,000 metres per month.

Minera Florida

Minera Florida reported gold production of 18,247 ounces during the fourth quarter, and 84,768 ounces for the year, in line with the previously provided guidance range. Production was partially affected in December by a strike which ended in January when the Company entered into a long term collective bargaining agreement with its unions. During the year, Minera Florida has seen improved operational efficiency and reduced haulage distances as a result of re-establishing ore passes. Widening of the final ore pass at Fantasma/Polvorin was completed during October, which will further reduce haulage distances and possibly allow for optimizing the hauling fleet. Internalization of mining activities, ongoing optimization of the haulage infrastructure, and increasing disposal storage of development waste into underground voids will further improve mine productivity going forward. A review of the processing plant in the first quarter identified several opportunities to increase recovery. Management is prioritizing these opportunities, focusing on the initiatives that can be implemented quickly with minimal investment.

Consistent with the 10-year outlook, the plant de-bottlenecking study is advancing on schedule, with the objective to increase throughput from 74,500 to 100,000 tonnes per month, thereby increasing annual gold production to approximately 120,000 ounces. The Company submitted the ESIA for the expansion during the fourth quarter, with the timeline expected to be approximately 18 months for approval, with another 12 months to receive sectoral permits. With the expected permitting timelines, the mine could begin operating at a planned 100,000 tonnes per month level in 2025. Preliminary studies indicate that the capacity of the processing plant can be increased to approximately 90,000 tonnes per month with incremental adjustments. An upgrade of the crushing circuit would be required to achieve 100,000 tonnes per month. For additional details, please refer to the Company's ten-year outlook in its announcement issued February 17, 2022 titled: 'Yamana Gold provides 2022-2024 guidance and an update to its ten-year outlook highlighting a sustainable production platform with significant growth'.

Total cost of sales, cash costs(1) and AISC(1) per GEO(2) during the fourth quarter were $1,535, $911, and $1,313 respectively. Total cost of sales, cash costs(1) and AISC(1) per GEO(2) during the year were $1,434, $881 and $1,224 respectively. Costs are expected to improve in 2022 due to higher grades, and higher silver and zinc by-product credits. In addition to the aforementioned plant improvements, the Company completed a processing plan earlier in the year, which identified opportunities to implement cost control initiatives; these are currently under consideration and may positively impact future costs.

CONSTRUCTION, DEVELOPMENT AND ADVANCED STAGE PROJECTS

Wasamac Project Update and Positive Exploration Results

On July 19, 2021, the Company announced the results of several studies on the Company’s wholly-owned Wasamac project in the Abitibi-Témiscamingue Region of Quebec, Canada, intended to corroborate diligence reviews conducted by the Company on its purchase of the project in early 2021, and update a historical feasibility study. These studies updated the baseline technical and financial aspects of the Wasamac project that now underpin the decision to advance the project to production. The results from all studies were consistent with the Company’s conclusions in its diligence reviews relating to the purchase of Wasamac and, in some cases, are better than the conclusions from those reviews.

The Company has decided to advance the bulk sample permitting process for Wasamac and expects to obtain the required approvals in the first quarter of 2023. The bulk sample permit would allow construction to commence on the ramp, enabling earlier access to the deposit to increase the level of confidence in metallurgical and geotechnical assumptions and optimize the processing flow sheet and mining sequence. Construction on surface facilities to support the ramp development activity and associated environmental requirements would also advance.

The bulk sample was not considered in the feasibility study base case and initiating the process has the potential to further enhance the economics and mitigate risks of the project. Additional benefits of the bulk sample include:

  Build production-ready models for the grade, recovery, and geotechnical aspects of the project, to support the first three years of production.
  Capture opportunities to optimize the processing performance, as preliminary results of optimization studies indicate the potential to improve average gold recovery by 3%, and up to 5.5% for certain zones of the deposit.
  Confirm stope stability parameters to optimize stope dimensions, backfilling strategy and mining sequence while contributing to ensuring a safe working environment.
  Establish drilling platforms to perform delineation and exploration drilling at Wasamac, Wildcat and new zones from underground.

The Company relies on a collaborative approach to ensure the success of Wasamac. In this regard, our environmental assessment process is conducted in collaboration with our stakeholders, including neighbors, and First Nations. A community relations office has now been established to further facilitate ongoing engagement with local residents and accessibility to the Company's team, as well as providing up-to-date information on the project. A campaign of environmental baseline data collection is currently underway. Completion of all work for the submission of the Environmental Impact Assessment (“EIA”) is expected in the second quarter of 2022, with the filing expected by the end of 2022.

Exploration activities continued to ramp up during the fourth quarter, with a focus on infill drilling on the Wasamac resource, with 19,466 metres in 19 drill holes completed. Total infill drilling completed in 2021 was 21,649 metres in 31 drill holes. Three drill rigs are currently operating to advance the infill drilling program, and a fourth rig is planned to be added in the first quarter of 2022. Drilling completed in the fourth quarter also included 2,293 metres of geotechnical drilling in 28 drill holes in the ramp area, bringing total geotechnical drilling completed in 2021 to 6,463 metres in 36 drill holes. No additional exploration drilling was completed in the fourth quarter, as pending results are forthcoming. Exploration drilling completed in 2021 totaled 7,291 metres in 22 holes, divided between the West Wasa Shear offset, Wildcat, Wildcat South and West 117 Wasa targets.

Exploration drilling results received during the fourth quarter included a high-grade intercept over underground mining widths at the newly defined Wildcat South target, located approximately 300 metres south of Wildcat. Wildcat South is a magnetic anomaly generated from a recently completed, property wide high-resolution (25 metre) helicopter-borne magnetic survey covering 2,992 line-kilometres. As previously reported in the December 1, 2021 press release 'Yamana Gold Announces The Discovery Of New Mineralized Zones At Wasamac And Provides An Update On Its Growth Projects', drill hole WS-21-524 intercepted two new mineralized zones, including an upper mineralized interval that returned 7.31 g/t of gold over an estimated true width of 3.37 metres at a downhole depth of 402.93 metres. This high-grade zone was followed further down hole by two mineralized intervals within a 30 metre wide chlorite-sericite-pyrite altered shear zone returning assays of 2.3 g/t of gold over a core length of 0.60 metres and 1.3 g/t of gold over a core length of 0.30 metres. Results from Wildcat South will be integrated into exploration models and followed up as exploration drilling is restarted in early 2022. Drilling completed at West 117 Wasa intersected mostly narrow, rhyolite-hosted shear zones. Assay results are pending for these drill holes. Additional results from exploration drilling are expected in the first quarter 2022.

Additional ongoing exploration work completed during the fourth quarter included integration of the merged high-resolution magnetic survey data over the Wasamac and Francoeur properties with project wide data compilation and targeting. A two year schedule and long-term exploration strategy for the combined properties is being developed. Positions of senior project geologist, project geologist and surface exploration geologist have been filled. Additional, ongoing work included continued sampling of select, previously unassayed, historic drill hole intervals hosting stockwork style mineralization, to assess for their potential to contribute to the mineral resource base.

The Wasamac project further solidifies the Company’s long-term growth profile with a top-tier gold project in Quebec’s Abitibi-Témiscamingue Region, where Yamana has deep operational and technical expertise and experience. Wasamac is envisaged to have a production platform of 200,000 ounces per year with AISC(1) below $850 per ounce over a mine life of at least 15 years. Yamana’s average annual gold production in Quebec, including production from Wasamac and the Odyssey underground at Canadian Malartic, has the potential to increase to approximately 500,000 ounces by 2028, and continue at this level through 2041.

The Odyssey Project Advancing on Schedule

Yamana and Agnico Eagle Mines Ltd., who each hold a 50% interest in the Canadian Malartic General Partnership, owner and operator of the Canadian Malartic mine, announced a positive construction decision for the Odyssey underground project at Canadian Malartic on February 11, 2021.

The project advanced significantly in 2021, with several milestones achieved in the fourth quarter. The project continues to be on budget, and on schedule.

  In October, the concrete pour to construct the 93-metre-tall headframe was completed on schedule, in preparation for shaft sinking slated to begin in the fourth quarter of 2022. Structural steel installation inside the headframe and construction of the fresh air intake is ongoing. The production shaft will be 6.5 metres in diameter and 1,800 metres deep, with the first of two loading stations at 1,135 metres below surface. The sinking hoist and auxiliary hoist are expected to be delivered mid-2022.

  In parallel, underground development is advancing according to plan and, as of the end of 2021, the ramp from surface to the upper zones has reached the elevation of the third production level and the base of the first stoping horizon. Underground development rates increased in the fourth quarter of 2021 to approximately 400 metres per month with the opening of additional headings and implementation of automated scoops to operate between shifts, achieving a total of 2,081 linear metres for the year. Development rates are planned to increase further in 2022 with the addition of the Canadian Malartic development crews. The first development jumbo drill is scheduled to be delivered in February and, as an employer of choice in the Abitibi, the Odyssey project is successfully building a highly skilled team. Priority will continue to be placed on the main ramp and also the level 16 exploration drift for infill drilling of the Odyssey South and Internal zones. The first underground ore from Odyssey South is on track to be processed through the existing Canadian Malartic plant in early 2023.

  Construction of surface infrastructure is advancing on schedule with critical preparation works completed in the fourth quarter to allow construction to continue as planned throughout the winter. Construction of the surface workshop, warehouse and compressor buildings are ongoing and construction of the paste fill plant is scheduled to commence in February. Most long-lead items have been secured. Decree amendment and the mining lease process continue to be on target for the first quarter of 2022 and fourth quarter of 2022 respectively.

Jacobina Processing Capacity Optimization and Expansion

The phased expansion of the Jacobina mine in Brazil is expected to establish a gold production platform of up to at least 270,000 ounces per year. Jacobina’s large inventory of mineral reserves and mineral resources continues to grow faster than mining depletion, providing the basis for a multi-decade strategic mine life at low costs and increasing cash flow.

In 2021, the Company initiated a simplified approach to the Phase 2 expansion to continue incremental debottlenecking and operational improvements, without requiring an expansion of the grinding circuit as originally contemplated. The simplified expansion approach is a continuation of the strategy that has been the basis for the quarter-over-quarter success of Jacobina over the past several years, and is expected to de-risk the project and require significantly lower capital than originally planned in the Phase 2 pre-feasibility study, an amount not expected to exceed $15 million to $20 million.

The Phase 2 expansion is progressing ahead of schedule. During the fourth quarter, Jacobina received the expansion permit, allowing throughput to increase to 10,000 tpd, as announced in the December 6, 2021 press release 'Yamana Gold Receives Permit at Jacobina, Initiating Ramp Up of Phase 2 Expansion, Expects Fourth Quarter Company Wide Production to Exceed 270,000 GEO With Costs Tracking to Be the Lowest of the Year'. The successful result is the culmination of a two-year process during which the Company worked closely with government agencies to ensure that Jacobina continues to operate in a responsible, sustainable way to the benefit of all stakeholders. The Company has strategically elected to operate in the Americas in rules-based jurisdictions with a mining pedigree providing certainty for conducting its operations which has been exemplified with the Brazilian permitting process for Jacobina. Receipt of the permit not only marks a significant milestone in the Phase 2 ramp up to 230,000 ounces of gold per year, but also facilitates the future Phase 3 expansion to increase production up to 270,000 ounces per year.

The underground mining rate continues to increase and with the accelerated permitting and 2021 outperformance, the mine is now expected to achieve the Phase 2 throughput objective of 8,500 tpd by the second quarter of 2022, approximately one year ahead of schedule, although higher throughput will be supported by stockpiles during the year. Following receipt of the permit, Jacobina increased throughput to 7,771 tpd in December, achieving an average throughput of 7,610 tpd for the fourth quarter. Grade normalizes in 2023 when production is expected to reach 230,000 ounces. Since May 2021, throughput has been stable at the previously-permitted rate of 7,500 tpd and the mine is well positioned to immediately start ramping up to 8,500 tpd. Over the same time frame, Jacobina has continued with incremental improvements to increase mining and processing capacity in anticipation of receiving the expansion permit. As such, the Company intends to progressively increase throughput over the next six to seven months.

The ramp up to 8,500 tpd will be achieved through a continuation of incremental improvements to de-bottleneck the processing plant. Optimization of the crushing circuit which did not require the installation of new equipment is already complete. During the first half of 2022 several additional initiatives are expected to be completed including optimizing the grinding process with the installation of ultrasonic density meters to optimize ore feed control to the mills and increasing the capacity of the electrowinning circuit. In 2023, further initiatives could be undertaken to support recovery rates at the higher throughput level but depending on performance, some of these initiatives may have the flexibility to be deferred until the Phase 3 expansion.

Cerro Moro Scalable Plant and Heap Leaching Upside Opportunities

Cerro Moro has a significant inventory of lower-grade veins that are not fully reflected in the current mineral reserves and mineral resource statements, many of which are wider than the veins currently being mined. Drilling of these lower grade veins was not typically followed up with infill drilling in the past as the mineralization is below the current cut-off grade. Cerro Moro was developed as a high-grade, low-tonnage operation but, from the beginning, the Company has considered alternative processing options to allow for economic extraction of lower grade mineralization, including:

  a scalable plant, where the front end of the plant anticipates higher 2,000 tpd tonnage, with the expectation of modest capital requirement to achieve this objective, heap leaching near-surface, lower-grade material, to supplement other production.

During the fourth quarter, Yamana advanced the plant expansion study with a trade-off of various comminution circuit configurations to optimize the expansion processing flow sheet. Similar to the approach that has proven successful at Jacobina, the Company is considering a low-risk, phased expansion for Cerro Moro with quick payback from the initial phase used to fund subsequent phases. As such, the Company is considering using fine screens instead of cyclones for classification to improve the efficiency of the existing ball mill. Combined with a slightly coarser grind size, this initial phase is expected to increase throughput to at least 1,500 tpd, a 40% to 50% increase in capacity, without impacting gold and silver recoveries. The incremental capacity could be used for processing of lower grade mineralization, which is expected to increase annual gold and silver production and reduce unit processing and G&A operating costs. Preliminary analysis based on current operating data indicates that the existing crushing and flotation circuits are adequate for the higher throughput rate and reconfiguration of the leaching circuit could achieve the target throughput without requiring additional leach tanks. Upgrades to the concentrate thickener, clarifying filters, flocculant make-up system, and pumping would likely be required. The capital cost of this initial phase is estimated at a modest $15 million to $20 million dollars. Many of the upgrades in phase 1 expansion would be sufficient for a second expansion phase to increase plant throughput to approximately 2,200 tpd, double the existing capacity, further increasing production and reducing operating unit costs. The Company is currently evaluating two options for phase 2 expansion, the addition of a high pressure grinding rolls ("HPGR") unit before the existing ball mill or the addition of a regrind unit. An expansion of the flotation circuit would also be required. The selected option will depend on the results of testwork that is currently underway and expected to be completed by the end of the first quarter, after which cost estimates and economic evaluation will be completed. The Company will advance the selected phase 1 and phase 2 expansion options to a pre-feasibility study level, expected for completion in early 2023.

Positive exploration results achieved throughout 2021 successfully replaced depletion of mineral reserves for the first time, as reflected in increased mineral reserves and mineral resources at year-end, turning the corner for the operation. Significantly, the expansion of higher-grade veins, both within the core mine at Zoe and Martina, and outside the core mine at Naty, extends the Cerro Moro mine life at the current gold equivalent feed grade and existing throughput rate of approximately 1,100 tonnes per day. Additional high-grade targets identified in 2021 provide a pipeline of opportunities for continued mineral reserves replacement going forward which supports the plant expansion opportunity. Lastly, at a higher level of throughput, the Company may be able to create a greater inventory of mineral resources, focused on a balance between high grade and more mineral resources, rather than grade alone.

In parallel, a technical study on the potential heap leach project is underway following promising results from metallurgical testing conducted in 2021. A four-month cyanide column leach test program was conducted on eight samples with gold grades of 0.71 to 3.22 grams per tonne ("g/t") and at three different sizes of feed materials, -25 mm, -19 mm and -9.5 mm. The results indicate good potential for leaching of both oxidized near-surface vein material, zones with hypogene oxides (hematite) and some low sulphide gold-bearing veins, with extractions from column leaching varying from 32.5% to 96.9%, averaging 68.6%. Gold recoveries at the Domos La Union and Michelle zones were particularly impressive, averaging 85.6% from the four samples. As a result, exploration is focusing on these zones, with an objective of defining a heap leachable inventory of 5 million tonnes. Conceptual engineering for a 5,000 tpd heap leach operation commenced in the fourth quarter. A conventional heap leach configuration is envisaged with three stages of crushing to a crushed size P80 of 12.5 mm, followed by agglomeration and retreat conveyor stacking in a multiple lift, single use pad with a design capacity of approximately 14 million tonnes. The leach pad, solution storage ponds, and Merrill-Crowe plant are conceptually planned to be located approximately 2 kilometres east of the current tailings storage facility. Average feed grade is estimated at approximately 1.0 to 1.4 g/t of gold, adding 45,000 to 65,000 ounces of gold production per year in addition to gold and silver production from the existing processing plant. Conceptual capital and operating cost estimation is expected to be completed in the second quarter, and an initial mineral inventory estimate, based on results from 2021 drilling, is planned for mid-2022.

As Cerro Moro’s mineral inventory increases, the Company will evaluate its options for alternative sources of power, which include a connection to the grid and wind power. Both options are expected to improve costs and further reduce GHG emissions, thereby accelerating the achievement of the Company’s carbon emissions reduction goal. This area of southern Argentina is one of the most prospective areas in the world for wind-based energy generation; the Company’s third-party process to evaluate wind power indicates there should be a sufficient and sustainable supply of power. The results of the alternative power analysis will be considered in the plant expansion pre-feasibility and heap leach studies to explore synergies between the projects. Based on preliminary analysis, the Company believes that the conversion of approximately twenty-five per cent of Cerro Moro's power sources to wind would significantly contribute to the carbon reduction goals of the Company to achieve net zero emissions.

The objective at Cerro Moro is to create a sustainable ten-years of production of at least 160,000 GEO(2) per year, and up to 200,000 GEO(2) per year. If the Company successfully develops both the plant expansion and heap leach projects, which represent significant upside opportunities, along with conversion of the exploration targets to mineral resources, Cerro Moro could produce at least 200,000 GEO(2) per year. This upside would be beyond the current ten-year outlook that assumes Cerro Moro as a 150,000 to 165,000 GEO(2) per year operation, which is expected to be sustainable from mineral reserves mine life, ongoing exploration successes and mineral reserve replacement.

MARA Project Advances

The MARA Joint Venture held by the Company (56.25%), Glencore International AG (25%) and Newmont Corporation (18.75%) continues to advance engagement with local communities and stakeholders, and progress the feasibility study and the permitting process. The pending feasibility study will provide updated mineral reserves, production and project capital cost estimates, and is being overseen by the Technical Committee comprised of members of the three joint venture companies. The full feasibility study report and submission of the ESIA are expected in late 2022.

MARA is the combined project comprised of the Agua Rica site, Alumbrera site, as well as the Alumbrera plant and ancillary buildings and facilities, and will rely on processing ore from the Agua Rica mine at the Alumbrera plant. The project design minimizes the environmental footprint of the project, incorporating the input of local stakeholders. MARA is planned to be a multi-decade, low-cost copper-gold operation with annual production in the first ten years of 556 million pounds of copper equivalent and a life of mine annual production of 469 million pounds of copper equivalent on a 100% basis. MARA will be among the top 25 copper producers in the world when in production, and one of the lowest capital intensity of comparable projects globally.

Work during 2021 focused on advancing the feasibility study engineering, mine design and planning, metallurgical and geotechnical drilling campaigns and field work at site. MARA has also been advancing baseline social and environmental studies, as well as permitting and working with local stakeholders. During 2021, field work progressed well with the ongoing drilling campaign completing more than 50% of the drill holes planned, totaling 6,190 meters. All the geometallurgical and geotechnical drill holes in the pit area have been completed, as well as extensive field surveys and technical assessments from different engineering disciplines. Preliminary results are positive and aligned with the expected parameters, confirming grade distribution on existing models. The field work plan continues, with the drilling campaign now covering the Agua Rica infrastructure and is expected to be completed by mid-2022.

The Company is also planning to perform deep drill holes in 2022 to check the extension of high-grade chalcopyrite mineralization that could potentially unlock a pit expansion of Agua Rica, as well as to test for deep extensions of mineralization in the hypogene area of the porphyry, given the deposit is open at depth and relatively unexplored beyond the supergene zone.

The metallurgical field drilling program has been completed and all metallurgical drill core samples have been shipped for metallurgical test work in Canada. Assaying of all samples has been completed with the metallurgical test program now underway. The initial test work results received are well aligned with previous results and expectations. The current bench-scale work will be followed by pilot plant investigations that will also generate samples of final concentrate and process plant tailings required for third party testing and equipment sizing by the various major equipment vendors. The program is planned to be completed in the second quarter of 2022.

Opportunities Providing Upside

The most recent technical studies indicate that the processing facility at Alumbrera is capable of processing up to 44.0 million tonnes per year, with minor additional capital expenditures, which represents a significant upside to the pre-feasibility study results. Further tests and studies are being advanced for the feasibility study stage to confirm and optimize these results. Mine engineering work completed to date includes mine design and mine sequencing optimizations, and an updated preliminary production plan at the higher throughput rate. Efforts on the mining area during 2022 will be focused on updates of the resource model with the new field information and subsequent updates to the mine plan, as well as to continue advancing the engineering of the mine infrastructure.

Project engineering work has advanced on many fronts to a full feasibility study-level of definition. These include the mining area interface, primary crushing and overland conveying system to the existing Alumbrera plant. Mechanical layouts and process and instrumentation diagrams have been completed and detailed earthworks, foundation and structural steel designs are underway. Supplemental geotechnical drilling for the ore transportation tunnel access started recently and the detailed tunnel design will be advanced upon availability of updated field information.

Parallel to the exploration program, MARA is conducting field campaigns to complement the ESIA baseline data. Preliminary results and advancement of the project are being shared with the Intergovernmental Commission of Catamarca, prior to filing the full ESIA. The Company plans to complete the ESIA for MARA in the second half of 2022. The estimated remaining expenses for the Company to advance the project through the feasibility study and ESIA are approximately $13.0 million (Yamana's 56.25% interest), representing a manageable and modest investment in relation to the value creation of advancing the MARA Project to the next phases of development.

During the last year, several proposals were presented to the Company for its interest in MARA and, after consideration, the board determined that any strategic initiatives will be considered closer to the completion of the feasibility study and application for permitting later this year as the certainty of the project from these events is expected to create more value for the project.

The MARA project represents a significant strategic value opportunity and a solid development and growth project. The Company intends to pursue all available avenues to continue to advance and unlock its value through its controlling interest.

EXPLORATION

During the fourth quarter, exploration drilling and other field activities continued as planned in most jurisdictions, as successful COVID-19 prevention, monitoring, testing and quarantine, and contact tracing protocols, as well as further increases to the high levels of employee and contractor vaccination rates, continued across the Company’s operations. The Company is currently refocusing its efforts on regional exploration projects, with greater efforts being placed on Jacobina and Lavra Velha, which represent the best opportunities for advancement of the goals of the generative exploration program. Drilling activities continued in the fourth quarter in Brazil at Lavra Velha and Jacobina Norte. Targets were advanced at the Company’s Ivolandia, Colider and Arenopolis projects, with collection of soil and rock samples and geological mapping at several targets. An airborne geophysical survey will be flown over a 210 square kilometre area at Ivolandia in early 2022. Exploration in Chile in the fourth quarter included surface evaluation and target development on several early-stage Yamana projects near the El Peñón mine and elsewhere. Surface samples collected during the quarter across all projects in Chile totaled 1,243 rock and 932 soil and stream sediment samples. 147 days of geological mapping were completed. Preliminary assay results have been received for several projects which will determine which projects are advanced in 2022. In Argentina, permitting and contracting work continued in preparation for drilling on the Company’s Las Flechas property, where a 1,500-2,000 metre drill program to test breccia-related high-sulphidation epithermal gold and porphyry copper gold targets has been rescheduled for late in 2022 with an aggressive geological and geochemical program planned. At Monument Bay, Manitoba, results from the recently completed deep drilling program are being evaluated with planning for the next steps for the project. Further, exploration drilling continued at the recently acquired advanced Wasamac property, in the Abitibi-Témiscamingue Region, Quebec, where ongoing exploration drilling has identified new zones of mineralization at the Wildcat South target. Initial field work continued on the recently developed Orogen Royalties Inc. Nevada Alliance and Raven-Callaghan property option.

FINANCIAL SUMMARY AND KEY STATISTICS

Key financial and operating statistics for the fourth quarter and full year 2021 are outlined in the following tables.

(In millions of United States Dollars, except for per share and per unit amounts)	Three months ended December 31		Year Ended December 31,
	2021	2020	2021	2020
Revenue	$503.8	$461.8	$1,815.4	$1,561.0
Cost of sales excluding depletion, depreciation and amortization	(180.0)	(166.8)	(695.0)	(614.1)
Depletion, depreciation and amortization	(125.7)	(112.5)	(447.9)	(395.0)
Total cost of sales	(305.7)	(279.3)	(1142.9)	(1009.1)
Net reversal of impairment of mining properties	—	191.0	—	191.0
Temporary suspension, standby and other incremental COVID-19 costs	(8.7)	(9.2)	(37.4)	(40.5)
Mine operating earnings	189.4	364.3	635.1	702.4
General and administrative expenses	(20.0)	(23.4)	(74.8)	(85.9)
Exploration and evaluation expenses	(6.8)	(6.0)	(31.6)	(15.1)
Net earnings attributable to Yamana equity holders	109.7	103.0	147.5	203.6
Net earnings(3) per share - basic and diluted(i)	0.11	0.11	0.15	0.21
Cash flow from operating activities	238.2	181.5	742.3	617.8
Cash flow from operating activities before changes in non-cash working capital	230.8	207.4	784.6	688.7
Revenue per ounce of gold	$1,796	$1,875	1,799	1,777
Revenue per ounce of silver	$23.24	$24.02	24.85	21.11
Average realized gold price per ounce(1)	$1,796	$1,875	$1,799	$1,777
Average realized silver price per ounce(1)	$23.24	$24.02	$24.59	$20.93

(i) For the three months and year ended December 31, 2021, the weighted average number of shares outstanding was 961,185 thousand (basic) and 962,695 thousand (diluted), and 963,393 thousand (basic) and 964,932 thousand (diluted), respectively.

Reconciliation of Net Earnings(3) to Adjusted Net Earnings(1)(3)

(In millions of United States Dollars, except per share amounts, totals may not add due to rounding)	Three months ended December 31		Year Ended December 31,
	2021	2020	2021	2020
Net earnings(3)	$109.7	$103.0	$147.5	$203.6

Adjustments(3)
Net foreign exchange (gains) losses	$(8.9)	$21.9	$(12.2)	$21.6
Share-based payments/mark-to-market of deferred share units	2.2	3.4	3.2	31.5
Mark-to-market losses (gains) on derivative contracts, investments and other assets and liabilities	0.2	(5.8)	0.3	(6.9)
Gain on sale of subsidiaries, investments and other assets	—	(3.0)	—	(1.4)
Gain on discontinuation of the equity method of accounting	—	—	(10.2)	(21.3)
Temporary suspension, standby and other incremental COVID-19 costs	8.7	9.2	37.4	40.5
Net pre-tax impairment reversal of mining properties	—	(191.0)	—	(191.0)
Early note redemption premium	—	—	53.3	—
Other provisions, write-downs and adjustments	(0.1)	6.7	9.9	17.9
Non-cash tax on unrealized foreign exchange losses	1.7	1.8	1.9	52.8
Income tax effect of adjustments	(1.4)	(2.4)	(19.0)	(19.7)
One-time tax adjustments	(10.6)	163.9	97.0	183.6
Total adjustments(3)	$(8.2)	$4.7	$161.6	$107.6

Adjusted net earnings(3)	$101.4	$107.7	$309.0	$311.2

Net earnings(3) per share	$0.11	$0.11	$0.15	$0.21
Total adjustments(3) per share	$(0.01)	$—	$0.17	$0.11
Adjusted net earnings(3) per share	$0.11	$0.11	$0.32	$0.32

For a full discussion of Yamana’s operational and financial results and mineral reserve and mineral resource estimates, please refer to the Company’s Management’s Discussion & Analysis and Consolidated Financial Statements for the year ended December 31, 2021, which are available on the Company's website at www.yamana.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Upcoming 2022 Investor Events

The Company will be conducting several investor events over the course of 2022 and will announce a further notice with additional details ahead of each event.

On April 5th, 2022, the Company will host an Investor Day where a progress update will be provided on the Company's longer-term outlook as outlined in the press release 'Yamana Gold provides 2022-2024 guidance and an update to its ten-year outlook highlighting a sustainable production platform with significant growth' issued February 17, 2022.

The Company also plans to host two separate in-person mine tours during the year. During the second quarter of 2022, the Company will conduct a mine tour featuring Canadian Malartic and the Odyssey project as well as the Company's Wasamac project. During the fourth quarter of 2022, the Company will host a mine tour of El Peñón and Minera Florida.

Fourth Quarter and Full Year 2021 Conference Call

The Company will host a conference call and webcast on Friday, February 18, 2022, at 9:00 a.m. ET.

Toll Free (North America):	1-800-806-5484
Toronto Local and International:	416-340-2217
Toll Free (UK):	00-80042228835
Passcode:	4273395#
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Toll Free (UK):	00-80033663052
Passcode:	1447690#

The conference call replay will be available from 12:00 p.m. ET on February 18, 2022, until 11:59 p.m. ET on March 18, 2022.

MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral projects as at December 31, 2021.

Gold	Proven Mineral Reserves			Probable Mineral Reserves			Total - Proven & Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Canadian Malartic, Barnat & Other Zones (50%)	21,466	0.84	580	28,758	1.28	1,188	50,225	1.09	1,767
Canadian Malartic Underground (50%)	—	—	—	—	—	—	—	—	—
Canadian Malartic (50%)	21,466	0.84	580	28,758	1.28	1,188	50,225	1.09	1,767
Jacobina	28,910	2.17	2,015	13,101	2.19	923	42,011	2.18	2,938
Cerro Moro	365	9.27	109	1,384	7.82	348	1,749	8.12	457
El Peñón Ore	421	6.70	91	4,996	5.09	817	5,417	5.21	908
El Peñón Stockpiles	8	2.64	1	607	1.24	24	615	1.26	25
El Peñón Total	429	6.62	91	5,603	4.67	841	6,032	4.81	933
Minera Florida Ore	662	3.08	65	2,905	3.49	326	3,567	3.42	392
Minera Florida Tailings	—	—	—	1,248	0.94	38	1,248	0.94	38
Minera Florida Total	662	3.08	65	4,153	2.73	364	4,815	2.78	430
Wasamac	—	—	—	23,168	2.56	1,910	23,168	2.56	1,910
Jeronimo (57%)	6,350	3.91	798	2,331	3.79	284	8,681	3.88	1,082
MARA (56.25%)	330,300	0.25	2,655	291,150	0.16	1,498	621,450	0.21	4,152
Total Gold Mineral Reserves	388,482	0.51	6,314	369,648	0.62	7,355	758,131	0.56	13,669

Silver	Proven Mineral Reserves			Probable Mineral Reserves			Total - Proven & Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Cerro Moro	365	593.5	6,964	1,384	342.0	15,215	1,749	394.5	22,180
El Peñón Ore	421	225.5	3,055	4,996	162.1	26,036	5,417	167.0	29,091
El Peñón Stockpiles	8	140.0	35	607	13.2	257	615	14.8	292
El Peñón Total	429	224.0	3,090	5,603	146.0	26,293	6,032	151.5	29,383
Minera Florida Ore	662	20.2	430	2,905	21.4	1,998	3,567	21.2	2,428
Minera Florida Tailings	—	—	—	1,248	14.6	584	1,248	14.6	584
Minera Florida Total	662	20.2	430	4,153	19.3	2,582	4,815	19.5	3,011
MARA (56.25%)	330,300	3.0	32,070	291,150	2.6	24,618	621,450	2.8	56,689
Total Silver Mineral Reserves	331,757	4.0	42,555	302,289	7.1	68,708	634,046	5.5	111,264

Copper	Proven Mineral Reserves			Probable Mineral Reserves			Total - Proven & Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(% )	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
MARA (56.25%)	330,300	0.57	4,151	291,150	0.39	2,503	621,450	0.49	6,654
Total Copper Mineral Reserves	330,300	0.57	4,151	291,150	0.39	2,503	621,450	0.49	6,654

Zinc	Proven Mineral Reserves			Probable Mineral Reserves			Total - Proven & Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(% )	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Minera Florida Ore	662	1.44	21	2,905	0.94	60	3,567	1.03	81
Minera Florida Tailings	—	—	—	1,248	0.58	16	1,248	0.58	16
Minera Florida Total	662	1.44	21	4,153	0.83	76	4,815	0.91	97
Total Zinc Mineral Reserves	662	1.44	21	4,153	0.83	76	4,815	0.91	97

Molybdenum	Proven Mineral Reserves			Probable Mineral Reserves			Total - Proven & Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(% )	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
MARA (56.25%)	330,300	0.030	218	291,150	0.030	192	621,450	0.030	411
Total Molybdenum Mineral Reserves	330,300	0.030	218	291,150	0.030	192	621,450	0.030	411

Mineral Resources (Measured, Indicated, and Inferred)

The following tables set forth the Mineral Resource estimates for the Company’s mineral projects as at December 31, 2021.

Gold	Measured Mineral Resources			Indicated Mineral Resources			Total - Measured & Indicated
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Canadian Malartic, Barnat & Other Zones (50%)	130	0.72	3	2,174	1.31	92	2,304	1.28	95
Odyssey Underground (50%)	—	—	—	1,075	1.92	66	1,075	1.92	66
East Malartic Underground (50%)	—	—	—	5,539	2.04	364	5,539	2.04	364
East Gouldie Underground (50%)	—	—	—	5,974	3.88	745	5,974	3.88	745
Canadian Malartic Total (50%)	130	0.72	3	14,762	2.67	1,267	14,893	2.65	1,270
Jacobina	30,281	2.40	2,339	19,372	2.36	1,468	49,652	2.38	3,807
Cerro Moro Mine	177	5.26	30	760	3.58	87	937	3.89	117
Cerro Moro Heap Leach	—	—	—	—	—	—	—	—	—
Cerro Moro Total	177	5.26	30	760	3.58	87	937	3.89	117
El Peñón Mine	761	5.28	129	5,651	3.20	581	6,412	3.45	710
El Peñón Tailings	—	—	—	—	—	—	—	—	—
El Peñón Stockpiles	—	—	—	1,019	1.13	37	1,019	1.13	37
El Peñón Total	761	5.28	129	6,670	2.88	618	7,430	3.13	748
Minera Florida	1,425	5.24	240	6,108	4.15	816	7,533	4.36	1,056
Wasamac	—	—	—	5,769	1.76	326	5,769	1.76	326
Jeronimo (57%)	772	3.77	94	385	3.69	46	1,157	3.74	139
MARA (56.25%)	95,447	0.26	786	121,198	0.12	459	216,645	0.18	1,245
La Pepa (80%)	47,053	0.61	920	52,324	0.49	831	99,377	0.55	1,751
Monument Bay	—	—	—	36,581	1.52	1,787	36,581	1.52	1,787
Suyai	—	—	—	4,700	15.00	2,286	4,700	15.00	2,286
Total Measured & Indicated Gold Mineral Resources	176,046	0.80	4,541	268,629	1.16	9,992	444,675	1.02	14,532

Silver	Measured Mineral Resources			Indicated Mineral Resources			Total - Measured & Indicated
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Cerro Moro Mine	177	234.0	1,328	760	266.1	6,506	937	260.0	7,834
Cerro Moro Heap Leach	—	—	—	—	—	—	—	—	—
Cerro Moro Total	177	234.0	1,328	760	266.1	6,506	937	260.0	7,834
El Peñón Mine	761	150.9	3,691	5,651	113.5	20,625	6,412	118.0	24,316
El Peñón Tailings	—	—	—	—	—	—	—	—	—
El Peñón Stockpiles	—	—	—	1,019	28.8	942	1,019	28.8	942
El Peñón Total	761	150.9	3,691	6,670	100.6	21,568	7,430	105.7	25,259
Minera Florida	1,425	34.0	1,557	6,108	21.8	4,287	7,533	24.1	5,844
MARA (56.25%)	30,150	1.6	1,502	116,044	1.9	6,940	146,194	1.8	8,442
Suyai	—	—	—	4,700	23.0	3,523	4,700	23.0	3,523
Total Measured & Indicated Silver Mineral Resources	32,513	7.7	8,079	134,282	9.9	42,823	166,795	9.5	50,902

Copper	Measured Mineral Resources			Indicated Mineral Resources			Total - Measured & Indicated
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(% )	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
MARA (56.25%)	95,447	0.28	591	121,198	0.30	791	216,645	0.29	1,383
Total Measured & Indicated Copper Mineral Resources	95,447	0.28	591	121,198	0.30	791	216,645	0.29	1,383

Zinc	Measured Mineral Resources			Indicated Mineral Resources			Total - Measured & Indicated
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(% )	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Minera Florida	1,425	1.90	60	6,108	1.38	185	7,533	1.48	245
Total Measured & Indicated Zinc Mineral Resources	1,425	1.90	60	6,108	1.38	185	7,533	1.48	245

Molybdenum	Measured Mineral Resources			Indicated Mineral Resources			Total - Measured & Indicated
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(% )	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
MARA (56.25%)	95,447	0.014	30	121,198	0.029	78	216,645	0.022	107
Total Measured & Indicated Molybdenum Mineral Resources	95,447	0.014	30	121,198	0.029	78	216,645	0.022	107

Gold	Inferred Mineral Resources
	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)
Canadian Malartic, Barnat & Other Zones (50%)	2,790	0.80	72
Odyssey Underground (50%)	13,382	2.07	891
East Malartic Underground (50%)	42,635	1.92	2,639
East Gouldie Underground (50%)	30,825	3.07	3,046
Canadian Malartic (50%)	89,632	2.31	6,647
Jacobina	25,018	2.37	1,904
Cerro Moro Mine	1,071	4.91	169
Cerro Moro Heap Leach	416	4.28	57
Cerro Moro Total	1,488	4.73	226
El Peñón Mine	5,115	3.87	636
El Peñón Tailings	13,767	0.55	245
El Peñón Stockpiles	—	—	—
El Peñón Total	18,882	1.45	881
Minera Florida	4,167	4.91	658
Wasamac	3,984	2.01	258
Jeronimo (57%)	1,118	4.49	161
MARA (56.25%)	419,590	0.09	1,222
Arco Sul	6,203	3.08	615
La Pepa (80%)	20,019	0.46	293
Lavra Velha	3,934	4.29	543
Monument Bay	41,946	1.32	1,781
Suyai	900	9.90	274
Total Inferred Gold Mineral Resources	636,880	0.76	15,463

Silver	Inferred Mineral Resources
	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)
Cerro Moro Mine	1,071	213.4	7,351
Cerro Moro Heap Leach	416	60.4	808
Cerro Moro Total	1,488	170.6	8,159
El Peñón Mine	5,115	125.3	20,604
El Peñón Tailings	13,767	18.9	8,380
El Peñón Stockpiles	—	—	—
El Peñón Total	18,882	47.7	28,984
Minera Florida	4,167	23.4	3,138
MARA (56.25%)	417,881	1.6	21,765
Suyai	900	21.0	575
Total Inferred Silver Mineral Resources	443,317	4.4	62,621

Copper	Inferred Mineral Resources
	Tonnes	Grade	Contained
	(000's)	(% )	lbs (mm)
MARA (56.25%)	419,590	0.23	2,125
Total Inferred Copper Mineral Resources	419,590	0.23	2,125

Zinc	Inferred Mineral Resources
	Tonnes	Grade	Contained
	(000's)	(% )	lbs (mm)
Minera Florida	4,167	1.20	111
Total Inferred Zinc Mineral Resources	4,167	1.20	111

Molybdenum	Inferred Mineral Resources
	Tonnes	Grade	Contained
	(000's)	(% )	lbs (mm)
MARA (56.25%)	419,590	0.030	277
Total Inferred Molybdenum Mineral Resources	419,590	0.030	277

Mineral Reserve and Mineral Resource Reporting Notes

1. Metal Price, Cut-off Grade, Metallurgical Recovery:

Mine	Mineral Reserves	Mineral Resources
Canadian Malartic (50%)	Price assumption: $1,250 gold	Price assumption: $1,250 gold
	Open pit cut-off grades range from 0.41 to 0.42 g/t gold	Canadian Malartic, Barnat and other zones cut-off grades range from 0.31 to 0.42 g/t gold inside pit, and from 1.15 to 1.20 g/t gold outside or below pit (stope optimized)
	Metallurgical recoveries for gold averaging 90.6%	Underground cut-off grade at Odyssey is 1.15 to 1.30 g/t gold (stope optimized)
Underground cut-off grade at East Malartic is 1.15 to 1.40 g/t gold (stope optimized)
Underground cut-off grade at East Gouldie is 1.10 to 1.25 g/t gold (stope optimized)
Jacobina	Price assumption: $1,250 gold	Price assumption: $1,250 gold. Cut-off grades correspond to 75% of the cut-off used to estimate the mineral reserves
	Underground reserves are reported at variable cut-off grades by zone ranging from 0.92 g/t gold to 1.01 g/t gold	Underground resources are reported at variable cut-off grades by zone ranging from 0.69 g/t gold to 0.76 g/t gold
	Metallurgical recovery is 96.2%	Reported within optimized underground mining shapes with minimum mining width of 1.5 metres and considering internal waste and dilution
Cerro Moro	Price assumptions: $1,250 gold and $18.00 silver	Price assumptions: $1,250 gold and $18.00 silver. NSR cut-off values correspond to 75% of reserves cut-off
	Underground NSR cut-off at $210.71/t and open pit NSR cut-off at $124.72/t	Underground NSR cut-off at $158.04/t and open pit NSR cut-off at $93.54/t
	Metallurgical recoveries average 93% for gold and 93% for silver	Heap leach resource reported at NSR cut-off value of $90.5/t (underground) and $26.0/t (open pit)
Constrained in optimized stopes and pit shells
El Peñón	Price assumptions: $1,250 gold, $18.00 silver	Price assumptions: $1,250 gold, $18.00 silver
	Open Pit cut-off at $48.27/t	Underground cut-off at $96.86/t, which corresponds to 75% of the cut-off value used to estimate the mineral reserves
	Underground cut-off at $129.15/t	Tailings and stockpiles reported at cut-offs of 0.50 g/t and 0.79 g/t gold equivalent respectively
	Low grade stockpiles cut-off 0.86 g/t gold equivalent	Metallurgical recoveries for underground ores range from 84.39% to 96.12% for gold and from 68.76% to 91.03% for silver
	Metallurgical recoveries for open pit ores are 89.39% for gold and 80.70% for silver	Metallurgical recoveries for tailings estimated to be 60% for gold and 30% for silver
	Metallurgical recoveries for underground ores range from 84.39% to 96.12% for gold and from 68.76% to 91.03% for silver	Metallurgical recoveries for stockpiles estimated to be 88.0% for gold and 80.8% for silver
Metallurgical recoveries for low grade stockpiles are 95.2% for gold and 83.0% for silver
Minera Florida	Price assumptions: $1,250/oz gold, $18.00/oz silver and $1.25/lb zinc	Price assumptions: $1,250/oz gold, $18.00/oz silver and $1.25/lb zinc
	Underground cut-off at $92.07/t	Underground mineral resources are estimated at a cut-off value of $69.05/t, corresponding to 75% of the cut-off used to estimate mineral reserves, for the Las Pataguas, PVS, and Cucaracha zones which are constrained to underground mining shapes. The remaining zones are reported unconstrained at a NSR cut-off value of $92.07/t.
	Metallurgical recoveries of 91.99% for gold, 62.75% for silver, and 79.89% for zinc	Metallurgical recoveries of 91.99% for gold, 62.75% for silver, and 79.89% for zinc
Wasamac	Price assumption: $1,250/oz gold	Price assumption: $1,250 gold. Cut-off grades correspond to 75% of the cut-off used to estimate the mineral reserves
	Underground cut-off grade from 1.45 to 1.68 g/t gold (stope optimized)	Underground cut-off grades range from at 1.10 to 1.30 g/t gold
	The external dilution is estimated to be 11%. The average mining recovery factor was set at 93.6%.	Mineral resources are below a 32 m surface crown pillar and outside a 5 m buffer around historical underground workings
Constrained by potentially mineable shapes based on a minimum mining width of 2 m considering internal waste and dilution
Jeronimo (57%)	Price assumption: $900 gold
	Cut-off grade at 2.0 g/t gold	Cut-off grade at 2.0 g/t gold
Metallurgical recovery for gold is 86%.
MARA: Agua Rica (56.25%)	Mineral Reserves are estimated using a variable metallurgical recovery	Mineral Resources are estimated using a variable metallurgical recovery
	Average metallurgical recoveries of 86% Cu, 35% Au, 43% Ag, and 44% Mo were considered	LOM average metallurgical recoveries of 86% Cu, 35% Au, 43% Ag, and 44% Mo were considered
	Open pit mineral reserves are reported at a variable cut-off value averaging $8.42/t, based on metal price assumptions of $3.00/lb Cu, $1,250/oz Au, $18/oz Ag, and $11/lb Mo. A LOM average open pit costs of $1.72/t moved, processing and G&A cost of $6.70/t of run of mine processed. The strip ratio of the mineral reserves is 1.7 with overall slope angles varying from 39° to 45° depending on the geotechnical sector	Mineral resources are constrained by an optimized pit shell based on metal price assumptions of $4.00/lb Cu, $1,600/oz Au, $24/oz Ag, and $11/lb Mo. Open pit Mineral Resources are reported at a variable cut-off value which averages $8.42/t milled with overall slope angles varying from 39° to 45° depending on the geotechnical sector
MARA: Alumbrera (56.25%)	N/A	Price assumptions: $1,300 gold, $2.83 copper
Alumbrera deposit: Whittle pit shell cut-off at 0.22% copper equivalent
Bajo El Durazno deposit: 0.2 g/t Au cut-off within pit shell
Arco Sul	N/A	Price assumption: $1,250 gold
Underground cut-off grade at 2.00g/t, which corresponds to 75% of the cut-off that would be used for mineral reserves
Mineral resources reported within optimized underground mining shapes
La Pepa (80%)	N/A	Price assumption: $1,650 gold
Cut-off grade of 0.20 g/t gold for oxides and 0.26 g/t gold for sulphides, inside optimized pit envelope
Lavra Velha	N/A	Price assumptions: $1,300 gold and $3.50 copper
Cut-off grade at 0.2 g/t gold and 0.1% copper
Monument Bay	N/A	Price assumption: $1,200 gold
Cut-off grades are 0.4 g/t gold and 0.7 g/t gold for the open pits and 4.0 g/t gold for underground
Suyai	N/A	5.0 g/t gold cut-off inside mineralized wireframe modeling

2. All Mineral Reserves and Mineral Resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101.

3. All Mineral Resources are reported exclusive of Mineral Reserves.

4. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

5. Mineral Reserves and Mineral Resources are reported as of December 31, 2021.

6. For the qualified persons responsible for the Mineral Reserve and Mineral Resource estimates at the Company’s material properties, see the qualified persons list below.

Property	Qualified Persons for Mineral Reserves	Qualified Persons for Mineral Resources
Canadian Malartic	Guy Gagnon, Eng., Canadian Malartic Corporation	Pascal Lehouiller, P. Geo, Canadian Malartic Corporation
Jacobina	Eduardo de Souza Soares, MAusIMM CP (Min), Yamana Gold Inc.	Luiz Carlos Damasceno dos Santos, MAusIMM CP (Geo), Yamana Gold Inc.
El Peñón	Jimmy Avendaño Gonzalez, Registered Member of the Chilean Mining Commission, Yamana Gold Inc.	Marco Velásquez Corrales, Registered Member Chilean Mining Commission, Yamana Gold Inc.

Qualified Persons

Scientific and technical information contained in this news release has been reviewed and approved by Sébastien Bernier (P. Geo and Senior Director, Geology and Mineral Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana

Yamana is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7931 765 223 / +44 203 727 1000
Email: Yamana.gold@fticonsulting.com

Credit Suisse (Joint UK Corporate Broker)
Ben Lawrence / David Nangle
Telephone: +44 (0) 20 7888 8888

Joh. Berenberg Gossler & Co. KG (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

END NOTES

(1)	This is a non-GAAP financial performance measure. Refer to the Non-GAAP Financial Performance Measures section at the end of this news release.

(2)	GEO is calculated as the sum of gold ounces and the gold equivalent of silver ounces using a ratio of 77.28 and 72.55 for the three months and year ended December 31, 2021, respectively, and 76.82 and 88.86 for the three months and year ended December 31, 2020, respectively. GEO calculations for actuals are based on an average market gold to silver price ratio for the relevant period. Guidance GEO assumes gold ounces plus the equivalent of silver ounces using a ratio of 72.00.

(3)	Net earnings and adjustments to net earnings represent amounts attributable to Yamana Gold Inc. equity holders.

(4)	Yamana mines is defined as Yamana's currently held mines, which are Canadian Malartic, Jacobina, Cerro Moro, El Peñón and Minera Florida.

(5)	Included in the year ended December 31, 2020 gold production figure is 18,929 of pre-commercial production ounces related to the Company's 50% interest in the Canadian Malartic mine's Barnat pit, which achieved commercial production on September 30, 2020. Pre-commercial production ounces are excluded from sales figures, although pre-commercial production ounces that were sold during their respective period of production had their corresponding revenues and costs of sales capitalized to mineral properties, captured as expansionary capital expenditures.

(6)	Calculated on a 200,000 exposure hour basis, including employees and contractors. This rate is exclusive of Canadian Malartic, in which we hold a 50% interest.

(7)	Vaccination rates are exclusive of Canadian Malartic, in which we hold a 50% interest. Vaccination rates at Canadian Malartic are in line with the high Abitibi-Témiscamingue regional rates.

(8)	Cash balances include $217.3 million available for utilization by the MARA Project.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans, expectations, beliefs, including future financial or operating performance, results of feasibility studies, repayment of debt or updates regarding mineral reserves and mineral resources, updates regarding the Company's mines and exploration plans, belief's in connection with the NCIB, health, safety and sustainability goals, and project construction and development plans. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parametres as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

  Cash Costs per GEO sold;
  All-in Sustaining Costs per GEO sold;
  Net Free Cash Flow and Free Cash Flow Before Dividends and Debt Repayment
  Average Realized Price per ounce of gold/silver sold; and
  Adjusted Net Earnings

The Company believes that these financial performance measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.

GEO PRODUCTION AND SALES

Production and sales of silver are treated as a gold equivalent in determining a combined precious metal production or sales unit, commonly referred to as gold equivalent ounces ("GEO"). Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. Actual GEO production and sales calculations are based on an average realized gold to silver price ratio for the relevant period.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “Cash Costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.

The measure of Cash Costs and All-in Sustaining Costs (AISC), along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure. The terms Cash Costs per GEO sold and AISC per GEO sold are non-GAAP ratios and do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures and non-GAAP ratios should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Cash Costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about its underlying Cash Costs of operations. Cash Costs are computed on a weighted average basis as follows:

  Cash Costs per GEO sold - The total costs used as the numerator of the unitary calculation represent Cost of Sales excluding DDA, net of treatment and refining charges. These costs are then divided by GEO sold. Non-attributable costs will be allocated based on the relative value of revenues for each metal, which will be determined annually at the beginning of each year.

AISC figures are calculated in accordance with a standard developed by the World Gold Council (“WGC”) (a non-regulatory, market development organization for the gold industry). Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

AISC per GEO sold seeks to represent total sustaining expenditures of producing and selling GEO from current operations. The total costs used as the numerator of the unitary calculation represent Cash Costs (defined above) and includes cost components of mine sustaining capital expenditures including stripping and underground mine development, corporate and mine-site general and administrative expense, sustaining mine-site exploration and evaluation expensed and capitalized and accretion and amortization of reclamation and remediation. AISC do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, borrowing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of AISC does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

  AISC per GEO sold - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost components to the GEO production and sales activities.

Reconciliation of Total Cost of Sales to Cash Costs and AISC

Cash Cost & AISC Reconciliation - Total	For the three months ended December 31, 2021			For the three months ended December 31, 2020
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Total GEO	Non-Sustaining	Total	Total GEO	Non-Sustaining
Cost of sales excluding DDA	$180.0	$180.0	$—	$166.8	$166.8	$—
DDA	125.7	125.7	—	112.5	112.5	—
Total cost of sales	$305.7	$305.7	$—	$279.3	$279.3	$—
DDA	(125.7)	(125.7)	—	(112.5)	(112.5)	—
Total cash costs	$180.0	$180.0	$—	$166.8	$166.8	$—
AISC adjustments:
General and administrative expenses	20.0	20.0	—	23.4	23.4	—
Community costs in other operating expenses	2.7	2.7	—	1.9	1.9	—
Reclamation & remediation - accretion & amortization	8.7	6.8	1.8	5.8	5.8	—
Exploration capital expenditures	19.6	8.4	11.1	21.0	11.8	9.2
Exploration and evaluation expenses	6.8	0.7	6.1	6.0	3.5	2.5
Sustaining capital expenditures	44.4	44.4	—	47.8	47.8	—
Leases (IFRS 16 Adjustment)	6.7	6.7	—	4.8	4.8	—
Total AISC		$269.7			$265.8
GEO sold(2)		280,409			246,955
Cost of sales excluding DDA per GEO sold		$642			$675
DDA per GEO sold		$448			$455
Total cost of sales per GEO sold		$1,091			$1,131
Cash costs per GEO sold		$642			$675
AISC per GEO sold		$962			$1,076

Cash Cost & AISC Reconciliation - Total	For the year ended December 31, 2021			For the year ended December 31, 2020
(In millions of US Dollars except GEO and per GEO amounts)	Total	Total GEO	Non-sustaining	Total	Total GEO	Non-Sustaining
Cost of sales excluding DDA	$695.0	$695.0	$—	$614.1	$614.1	$—
DDA	447.9	447.9	—	395.0	395.0	—
Total cost of sales	$1,142.9	$1,142.9	$—	$1,009.1	$1,009.1	$—
DDA	(447.9)	(447.9)	—	(395.0)	(395.0)	—
Total cash costs	$695.0	$695.0	$—	$614.1	$614.1	$—
AISC adjustments:
General and administrative expenses	74.8	74.8	—	85.9	85.9	—
Community costs in other operating expenses	6.5	6.5	—	6.4	6.4	—
Reclamation & remediation - accretion & amortization	34.6	27.2	7.4	20.1	20.1	—
Exploration capital expenditures	68.1	34.9	33.2	57.6	41.2	16.4
Exploration and evaluation expenses	31.6	2.7	28.9	15.1	9.6	5.5
Sustaining capital expenditures	173.7	173.7	—	149.3	149.3	—
Leases (IFRS 16 Adjustment)	24.3	24.3	—	20.3	20.3	—
Total AISC		$1,039.1			$946.9
GEO sold(2)		1,009,262			876,520
Cost of sales excluding DDA per GEO sold		$689			$701
DDA per GEO sold		$444			$451
Total cost of sales per GEO sold		$1,132			$1,151
Cash costs per GEO sold		$689			$701
AISC per GEO sold		$1,030			$1,080

Cash Cost & AISC Reconciliation - Operating Segments	For the three months ended December 31, 2021
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA	$180.0	$61.8	$22.0	$40.7	$37.2	$18.3	$—
DDA	125.7	45.4	15.2	27.9	22.2	12.5	2.5
Total cost of sales	$305.7	$107.2	$37.2	$68.6	$59.4	$30.8	$2.5
DDA	(125.7)	(45.4)	(15.2)	(27.9)	(22.2)	(12.5)	(2.5)
Total cash costs	$180.0	$61.8	$22.0	$40.7	$37.2	$18.3	$—
AISC adjustments:
General and administrative expenses	20.0	1.3	0.2	0.3	0.3	0.4	17.5
Community costs in other operating expenses	2.7	0.9	0.3	1.3	—	—	0.2
Reclamation & remediation - accretion & amortization	8.7	3.9	0.3	1.2	0.4	0.8	2.1
Exploration capital expenditures	19.6	—	1.8	1.3	2.3	3.1	11.1
Exploration and evaluation expenses	6.8	—	—	—	—	—	6.8
Sustaining capital expenditures	44.4	17.3	4.2	12.4	7.1	2.9	0.5
Leases (IFRS 16 Adjustment)	6.7	0.2	2.4	1.4	1.3	0.9	0.5
Total AISC		$85.4	$31.2	$58.6	$48.6	$26.4
GEO sold(2)		91,589	48,732	56,087	63,943	20,058
Cost of sales excluding DDA per GEO sold		$676	$452	$726	$582	$911
DDA per GEO sold		$496	$312	$498	$347	$624
Total cost of sales per GEO sold		$1,171	$763	$1,224	$929	$1,535
Cash costs per GEO sold		$676	$452	$726	$582	$911
AISC per GEO sold		$931	$643	$1,044	$761	$1,313

Cash Cost & AISC Reconciliation - Operating Segments	For the three months ended December 31, 2020
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA	$166.8	$53.4	$25.2	$33.8	$36.0	$18.2	$—
DDA	112.5	41.5	13.6	25.4	16.9	12.5	2.6
Total cost of sales	$279.3	$94.9	$38.8	$59.2	$52.9	$30.7	$2.6
DDA	(112.5)	(41.5)	(13.6)	(25.4)	(16.9)	(12.5)	(2.6)
Total cash costs	$166.8	$53.4	$25.2	$33.8	$36.0	$18.2	$—
AISC adjustments:
General and administrative expenses	23.4	1.0	0.2	0.3	0.3	0.2	21.4
Community costs in other operating expenses	1.9	0.1	0.1	1.6	—	—	0.1
Reclamation & remediation - accretion & amortization	5.8	2.4	0.5	0.7	0.6	1.0	0.6
Exploration capital expenditures	21.0	—	2.0	3.5	4.7	1.8	9.0
Exploration and evaluation expenses	6.0	0.1	0.1	—	—	—	6.0
Sustaining capital expenditures	47.8	18.6	5.4	9.0	9.9	4.4	0.5
Leases (IFRS 16 Adjustment)	4.8	0.2	1.0	1.3	1.5	0.4	0.4
Total AISC		$75.8	$34.5	$50.2	$53.0	$26.0
GEO sold(2)		84,348	42,789	44,101	51,738	23,979
Cost of sales excluding DDA per GEO sold		$634	$590	$768	$696	$760
DDA per GEO sold		$493	$317	$576	$327	$519
Total cost of sales per GEO sold		$1,126	$907	$1,343	$1,023	$1,279
Cash costs per GEO sold		$634	$590	$768	$696	$760
AISC per GEO sold		$898	$807	$1,139	$1,025	$1,087

Cash Cost & AISC Reconciliation - Operating Segments	For the year ended December 31, 2021
(In millions of US Dollars except GEO and per GEO amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA	$695.0	$231.3	$105.5	$130.5	$150.3	$77.4	$—
DDA	447.9	174.7	55.4	74.6	85.0	48.5	9.7
Total cost of sales	$1,142.9	$406.0	$160.9	$205.1	$235.3	$125.9	$9.7
DDA	(447.9)	(174.7)	(55.4)	(74.6)	(85.0)	(48.5)	(9.7)
Total cash costs	$695.0	$231.3	$105.5	$130.5	$150.3	$77.4	$—
AISC adjustments:
General and administrative expenses	74.8	4.0	0.7	0.4	0.5	0.7	68.5
Community costs in other operating expenses	6.5	1.2	0.9	4.0	—	—	0.4
Reclamation & remediation - accretion & amortization	34.6	15.7	1.5	3.2	2.0	4.4	7.8
Exploration capital expenditures	68.1	—	7.2	5.6	15.6	6.5	33.2
Exploration and evaluation expenses	31.6	0.2	0.2	—	—	—	31.2
Sustaining capital expenditures	173.7	69.2	14.0	39.8	34.6	15.2	0.9
Leases (IFRS 16 Adjustment)	24.3	0.7	7.6	5.4	5.1	3.3	2.2
Total AISC		$322.3	$137.6	$188.9	$208.1	$107.5
GEO sold(2)		357,667	186,534	153,882	223,375	87,804
Cost of sales excluding DDA per GEO sold		$647	$566	$848	$673	$881
DDA per GEO sold		$488	$297	$485	$381	$553
Total cost of sales per GEO sold		$1,135	$863	$1,332	$1,054	$1,434
Cash costs per GEO sold		$647	$566	$848	$673	$881
AISC per GEO sold		$901	$738	$1,228	$932	$1,224

Cash Cost & AISC Reconciliation - Operating Segments	For the year ended December 31, 2020
(In millions of US Dollars except GEO and per GEO amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA	$614.1	$185.4	$95.5	$115.8	$141.8	$75.6	$—
DDA	395.0	133.4	52.6	86.1	69.6	44.2	9.1
Total cost of sales	$1,009.1	$318.8	$148.1	$201.8	$211.4	$119.8	$9.1
DDA	(395.0)	(133.4)	(52.6)	(86.1)	(69.6)	(44.2)	(9.1)
Total cash costs	$614.1	$185.4	$95.5	$115.8	$141.8	$75.6	$—
AISC adjustments:
General and administrative expenses	85.9	2.5	0.7	0.5	0.5	0.4	81.3
Community costs in other operating expenses	6.4	0.3	0.7	4.6	—	—	0.8
Reclamation & remediation - accretion & amortization	20.1	8.2	2.2	2.8	2.2	3.6	1.1
Exploration capital expenditures	57.6	—	6.0	12.6	15.9	7.0	16.1
Exploration and evaluation expenses	15.1	0.1	0.1	—	—	—	14.9
Sustaining capital expenditures	149.3	52.5	21.6	29.5	31.4	12.6	1.7
Leases (IFRS 16 Adjustment)	20.3	0.7	4.1	5.0	7.0	1.8	1.7
Total AISC		$249.7	$130.9	$170.8	$198.8	$101.0
GEO sold(2)		264,198	175,561	133,358	215,667	87,735
Cost of sales excluding DDA per GEO sold		$702	$544	$868	$657	$862
DDA per GEO sold		$505	$300	$645	$323	$503
Total cost of sales per GEO sold		$1,207	$844	$1,513	$980	$1,366
Cash costs per GEO sold		$702	$544	$868	$657	$862
AISC per GEO sold		$945	$746	$1,280	$922	$1,152

NET FREE CASH FLOW AND FREE CASH FLOW BEFORE DIVIDENDS AND DEBT REPAYMENTS

The Company uses the financial measures "Net Free Cash Flow" and "Free Cash Flow Before Dividends and Debt Repayment", which are non-GAAP financial performance measures, to supplement information in its Consolidated Financial Statements. Net Free Cash Flow and Free Cash Flow do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash or to meet dividends and debt repayments. The presentation of Net Free Cash Flow and Free Cash Flow are not meant to be substitutes for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net Free Cash Flow is calculated as cash flows from operating activities adjusted for advance payments received pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest paid related to the current period. Free Cash Flow further deducts remaining capital expenditures and payments for lease obligations. Reconciliations of Net Free Cash Flow and Free Cash Flow are provided below.

Reconciliation of Cash Flows from Operating Activities to non-GAAP Measures

	Three months ended December 31
(In millions of United States Dollars)	2021	2020
Cash flows from operating activities	$238.2	$181.5
Adjustments to operating cash flows:
Amortization of deferred revenue	3.5	3.8
Temporary suspension, standby and other incremental COVID-19 costs	8.7	9.2
Non-discretionary items related to the current period
Sustaining capital expenditures	(44.4)	(47.8)
Interest paid	(8.3)	(21.3)
Payment of lease liabilities	(5.8)	(4.2)
Cash used in other financing activities	(3.5)	(2.3)
Net free cash flow	$188.4	$118.9
Discretionary and other items impacting cash flow available for dividends and debt repayments
Expansionary and exploration capital expenditures	(73.6)	(47.4)
Cash flows from (used in) other investing activities	5.1	(10.0)
Effect of foreign exchange of non-USD denominated cash	(0.3)	0.3
Free cash flow before dividends and debt repayments	$119.6	$61.8

AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price" and "average realized silver price", which are non-GAAP financial performance measures, to supplement in its Consolidated Financial Statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold and silver, divided by the quantity of the respective units of metals sold, i.e. gold ounce and silver ounce. Reconciliations of average realized metal prices to revenue are provided below.

Reconciliation of average realized metal prices to revenue

For the three months ended December 31,	2021				2020
	Quantity sold		Revenue per ounce/ pound	Revenue (In millions of US Dollars)	Quantity sold		Revenue per ounce/ pound	Revenue (In millions of US Dollars)
Gold	242,486	oz	$1,796	$435.5	213,439	oz	$1,875	$400.2
Silver	2,937,805	oz	$23.24	68.3	2,563,166	oz	$24.02	61.6
Revenue				$503.8				$461.8

For the three months ended December 31,	2021				2020
	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)
Gold	242,486	oz	$1,796	$435.5	213,439	oz	$1,875	$400.2

Silver	2,709,252	oz	$23.35	63.3	2,294,546	oz	$24.32	55.8
Silver subject to metal sales agreement*	228,553	oz	$21.94	5.0	268,620	oz	$21.44	5.8
	2,937,805	oz	$23.24		2,563,166	oz	$24.02
Gross revenue				$503.8				$461.8
(Deduct) add:
Deferred revenue adjustment**				—				—
Other adjustments				—				—
Revenue				$503.8				$461.8

For the year ended December 31,	2021				2020
	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)	Quantity sold		Revenue per ounce/ pound	Revenue (In millions of US Dollars)
Gold	885,293	oz	$1,799	$1,592.4	754,970	oz	$1,777	$1,341.8
Silver	8,976,269	oz	$24.85	223.0	10,382,086	oz	$21.11	219.2
Revenue				$1,815.4				$1,561.0

For the year ended December 31,	2021				2020
	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)
Gold	885,293	oz	$1,799	$1,592.4	754,970	oz	$1,777	$1341.8

Silver	7,951,386	oz	$24.85	197.6	9,380,951	oz	$21.04	197.4
Silver subject to metal sales agreement*	1,024,883	oz	$22.59	23.2	1,001,135	oz	$19.91	19.9
	8,976,269	oz	$24.59		10,382,086	oz	$20.93
Gross revenue				$1,813.2				$1,559.1
(Deduct) add:
Deferred revenue adjustment**				2.4				1.9
Other adjustments				(0.2)				—
Revenue				$1,815.4				$1,561.0

ADJUSTED NET EARNINGS OR LOSS AND ADJUSTED NET EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Net Earnings or Loss” and the non-GAAP ratio “Adjusted Net Earnings or Loss per share” to supplement information in its Consolidated Annual Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures and ratios are not meant to be a substitute for Net Earnings or Loss or Net Earnings or Loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Net Earnings or Loss and Adjusted Net Earnings or Loss per share are calculated as net earnings excluding non-recurring items, items not related to or having a disproportionate effect on results for a particular periods and/or not directly related to the core mining business such as (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on derivatives, (e) impairment losses and reversals on mineral interests and other assets, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains) losses on other assets, (h) one-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates, (i) reorganization costs, (j) non-recurring provisions, (k) (gains) losses on sale of assets, (l) any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Net Earnings or Loss” and “Adjusted Net Earnings or Loss per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Net Earnings or Loss and Adjusted Net Earnings or Loss per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Net Earnings or Loss and Adjusted Net Earnings or Loss per share, which are otherwise included in the determination of Net Earnings or Loss and Net Earnings or Loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. A reconciliation of Net Earnings to Adjusted Net Earnings is included earlier in this news release.